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Securities and Exchange Commission
RECEIVED

MAR 04 2010

Branch of Registrations and Examinations

10029107

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8- 67417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Proctor Investment Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 8th Floor
(No. and Street)

New York, NY 10022-6102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Epstein 212-624-1880
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) | Clifton (City) | New Jersey (State) | 07013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal M. Epstein, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Proctor Investment Distributors LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

[signature]
Signature

President
Title

LORETTA J. HARGROVE
Notary Public, State of New York
No. 01HA5045457
Qualified in Kings County
Commission Expires June 19, 2011

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Proctor Investment Distributors, LLC

Report Pursuant to Rule 17a-5
Financial Statements

Year Ended December 31, 2009

Proctor Investment Distributors, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2009

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information:	
Independent Auditors' Report on Supplementary Information	8
Schedule of Minimum Capital Requirements	9
Schedule for Determination of the Reserve Requirements Under Exhibit A of Rule 15(c) 3-3	10
Independent Auditors' Report on Internal Control Over Financial Reporting	11

Trusted Advisors for Over 50 Years
SAX MACY FROMM & CO., PC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Proctor Investment Distributors, LLC:

We have audited the accompanying statement of financial condition of **Proctor Investment Distributors, LLC** as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Proctor Investment Distributors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Minimum Capital Requirements and in the Schedule for Determination of the Reserve Requirements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 9, 2010

855 VALLEY ROAD • CLIFTON, NJ 07013 • TEL (973) 472-6250 • FAX (973) 472-7172 • WWW.SMF-CPA.COM
NEW JERSEY • NEW YORK • CONNECTICUT • FLORIDA

Proctor Investment Distributors, LLC

Statement of Financial Condition

December 31, 2009

Assets

Assets:		
Cash	$ 53,029	
Prepaid expenses	3,957	
Security deposit	7,988	
Total Assets		$ 64,974

Liabilities and Member's Equity

Liabilities:	
Accounts payable and accrued expenses	$ 9,000
Member's Equity	55,974
Total Liabilities and Member's Equity	$ 64,974

Proctor Investment Distributors, LLC

Statement of Operations

Year Ended December 31, 2009

Revenue:		$ - - -
Expenses:		
Office expense	$ 1,355	
Professional and consulting fees	7,500	
Office salaries	78,000	
Office rent expense	32,400	
Regulatory expense	23,950	
Total Expenses		143,205
Operating Loss		(143,205)
Other Income:		
Interest income		228
Net (Loss)		$ (142,977)

SMF

Proctor Investment Distributors, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2009

Member's Equity at Beginning of Year	$ 80,901
Contributions from member	118,050
Net (loss)	(142,977)
Member's Equity at End of Year	$ 55,974

SMF

Proctor Investment Distributors, LLC

Statement of Cash Flows

Year Ended December 31, 2009

Cash Flows From Operating Activities:		
Net (loss)		$ (142,977)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Non-cash contributions from member	$ 118,050	
Decrease in assets:		
Prepaid expenses	1,574	
Security deposit	1,644	
Net adjustments to reconcile net (loss) to net cash (used for) operating activities		121,268
Net Cash (Used for) Operating Activities		(21,709)
Cash at Beginning of Year		74,738
Cash at End of Year		$ 53,029

Proctor Investment Distributors, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Proctor Investment Distributors, LLC ("the Company") is a registered broker-dealer with the Securities and Exchange Commission of 1934. The Company is a fully disclosed broker-dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (the "FINRA").

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – The Company recognizes revenue at the time services are rendered.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

C. Income Taxes – The Company is a single member LLC. Taxable income or loss of the Company flows through to the individual member of the Company who is responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal, state, or city income taxes.

D. Subsequent Events – Under accounting principles generally accepted in the United States of America, the Company adopted Subsequent Events, which establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Subsequent Events sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Subsequent Events are effective for interim or annual financial periods ending after June 15, 2009. The Company adopted Subsequent Events in the year ended December 31, 2009 and evaluated subsequent events through February 9, 2010, the date the financial statements were available to be issued.

Note 3 – Concentration of Credit Risk:

The Company primarily maintains its cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Balances have at times exceeded FDIC insured limits in 2009.

Note 4 – Related Party Transactions:

The Company has entered into an expense sharing agreement, where Proctor Investment Managers, LLC (the parent company or "PIM") will fund various expenses specifically allocated to the Company. These allocated expenses are not required to be reimbursed and are recognized as contributed capital from the parent company. Allocated expenses for the year ended December 31, 2009 amounted to $110,400.

Note 5 – Subsequent Events:

Subsequent to year end, the expense sharing agreement with the parent company was officially terminated due to the Company being able to generate sufficient revenues to cover their operating expenses.

Note 6 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15(c)3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2009 was $44,029, which exceeded its requirement by $39,029.

Independent Auditors' Report on Supplementary Information

To the Board of Directors of
Proctor Investment Distributors, LLC:

Our report on our audit of the basic financial statements of **Proctor Investment Distributors, LLC** for the year ended December 31, 2009 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 9, 2010

Proctor Investment Distributors, LLC

Schedule of Minimum Capital Requirements

December 31, 2009

Total Ownership Equity		$ 55,974
Less: Non Allowable Assets:		
Prepaid expenses	$ 3,957	
Security deposit	7,988	
Total Adjustments		11,945
Adjusted Net Capital		44,029
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3% of net aggregate indebtedness	600	
Minimum dollar net capital required	5,000	
Net Capital Required (Greater of Above)		5,000
Excess Net Capital		$ 39,029
Aggregate Indebtedness		$ 9,000
Ratio of Aggregate Indebtedness to Adjusted Net Capital ($9,000/$44,029)		20%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2009.

Proctor Investment Distributors, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3

December 31, 2009

The Company is exempt from Rule 15(c) 3-3 under paragraph (k)(2)(i). As such, the Company does not hold funds or securities for any customers.

Trusted Advisors for Over 50 Years

SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Proctor Investment Distributors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Proctor Investment Distributors, LLC** (the Company) for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c) 3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

855 Valley Road • Clifton, NJ 07013 • Tel (973) 472-6250 • Fax (973) 472-7172 • WWW.SMF-CPA.COM

New Jersey • New York • Connecticut • Florida

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Proctor Investment Distributors, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority (the "FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 9, 2010